FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month November 2004

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -              .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Press Release dated November 2, 2004 regarding deployment of Cisco’s Broadband Metro Ethernet Solution to enable Tata Indicom’s Integrated Voice, Data and Video services

2.	Press Release dated November 3, 2004 regarding launch of Tata Indicom Cable

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on September 29, 2004. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VIDESH SANCHAR NIGAM LIMTED

By:	/s/ Amitabh A. Khanna
Name:	Amitabh A. Khanna
Title :	Chief Financial Officer

Date: November 4, 2004

EXHIBIT -1

PRESS RELEASE

VSNL selects Cisco Systems to rollout India’s largest Broadband Network

Deploys Cisco’s Broadband Metro Ethernet Solution to enable Tata Indicom’s Integrated Voice, Data and Video services

Mumbai, 2nd November 2004 – Videsh Sanchar Nigam Limited (VSNL, NYSE: VSL), India’s leading telecom and internet service provider, and Cisco Systems® Inc., (Nasdaq:CSCO), the worldwide leader in networking for Internet, today announced the deployment of India’s largest broadband Metro Ethernet solution for Tata Indicom Broadband Services. The solution, is the largest broadband Metro Ethernet deployment in India, and will provide Tata Indicom’s enterprise and residential customers with high-quality broadband services of 10 / 100 Mbps connectivity.

Cisco’s technology enables delivery of bundled services like voice over IP, Broadcast TV, video-on-demand for residential customers and IP VPN, video conferencing services for enterprise customers. The deployment of Cisco’s technology is in line with VSNL’s endeavor to provide state-of-the-art “triple-play” (Voice-Data-Video) Tata Indicom Broadband Services across 8 cities in the country, in the first phase. The current deployment has the capability to connect over a million customers.

“Enhancing customer experience, through innovation and superior technology, is an integral philosophy of the bouquet of Tata Indicom services offered by VSNL. Tata Indicom Broadband Services will be backed by Cisco’s cutting-edge Metro Ethernet solution and leadership in the IP arena”, said Mr. Shashi Kalathil, Head – Broadband Business, VSNL. “Tata Indicom Broadband customers will experience the highest quality standards of end-to-end video, voice and data services, all provided by a single service provider”, he added.

Mr. Rangu Salgame, President, Cisco Systems India and SAARC, said “Cisco is pleased that VSNL has chosen its broadband Metro Ethernet solution to provide integrated voice, data and video services. This end-to-end Internet Protocol solution delivers significant operational and capital cost savings to VSNL and enables them to offer world-class value-added services to address their corporate and residential customer demands with comprehensive security, scalability and quality of service.”

The Cisco Metro Ethernet solution is based on the Cisco 12000, 7600, and 7300 Series Routers and Cisco Catalyst 3750 and 2950 Series Switches.

About VSNL

Videsh Sanchar Nigam Limited, first telecom service provider in the world to get the prestigious TL 9000 certification, is India’s leading provider of International Telecommunications and Internet Services. As the country’s leader in International Long Distance services and with a strong pan-India National Long Distance presence, VSNL is the leader in the Corporate Data Market in the country today with a strong service offering covering IPLCs, ILLs, Frame relay, ATM and MPLS based IP-VPN services. With established relations with over 80 carriers across the globe, VSNL today has a strong infrastructure base that covers multiple gateways, earth stations and submarine cable systems.

PRESS RELEASE

VSNL, a member of TATA Group of Companies, is now rapidly growing its retail and corporate presence under the Tata Indicom brand through its products like high speed broadband, dial-up Internet, net telephony and calling cards, and has an internet subscriber base of over 8,00,000 subscribers. The Company also proposes to consolidate its presence in the Internet space by increasing its impetus on the Retail Broadband business. VSNL also offers a host of other valued added services that include Television/Video uplinking, Program transmission services, Frame relay services and Inmarsat services.

VSNL is in the process of expanding its global presence and after having commissioned services/operations in Sri Lanka & Nepal, it is setting up operations in Singapore, Europe and the United States of America. Its international connectivity capabilities, both undersea as well as satellite, offer the greatest diversity in India, which is critical for all customer segments, encompassing wholesale, corporate and retail. The company is augmenting its international connectivity by setting up a 3175 km undersea cable between Chennai and Singapore with a designed capacity of 5.12 tera bits. VSNL is listed on the major stock exchanges in India and also has its ADRs listed on the New York Stock Exchange. (www.vsnl.com)

About Cisco Systems

Cisco Systems®, Inc. (NASDAQ: CSCO) is the worldwide leader in networking for the Internet. Cisco news and information are available at www.cisco.com. Asia Pacific news and information are available at www.cisco.com/asiapac/news

# # #

Cisco, Cisco Systems and the Cisco Systems logo are registered trademarks of Cisco Systems, Inc. in the United States and other countries. All other trademarks mentioned in this document are the property of their respective owners.

Forward-looking and cautionary statements:

Certain words and statements in this release concerning VSNL and its prospects, and other statements relating to VSNL’s expected financial position, business strategy, the future development of VSNL’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements of VSNL, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding VSNL’s present and future business strategies and the environment in which VSNL will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of VSNL’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in VSNL’s control, include, but are not limited to, those risk factors discussed in VSNL’s various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. These forward-looking statements speak only as of the date of this release. VSNL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in VSNL’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

For VSNL: Mr. Jeetendra Jha/ Meenu Sood Vaishnavi Corporate Communications Tel: 91-22-5656 8787	For CISCO: Mr. Varghese M. Thomas Sr. Manager-Corporate Communication - SAARC Cisco System (I) Pvt. Ltd Tel-91-80-51033226 (D)

EXHIBIT-2

PRESS RELEASE

VSNL COMPLETES SINGAPORE’S FIRST INDIAN-OWNED UNDERSEA FIBER-OPTIC CABLE

•	Tata Indicom Cable Eases Congestion into World’s 2nd fastest growing communications route

•	Enables VSNL to Offer New Range of Communication Solutions for Carriers and Enterprise Customers

SINGAPORE (November 3, 2004) - Videsh Sanchar Nigam Limited (VSNL),announced today the official launch of the Tata Indicom Cable (TIC),Singapore’s first fully Indian-owned, undersea fiber-optic cable. The TIC cable is 100 percent owned, operated and maintained by VSNL.

The 3,175-km cable lands in Chennai in India and in Changi in Singapore. Construction of the cable began in November 2003 and went live on September 15, 2004, making it one of the fastest cable build-outs in history.

The new 5.12 terabit (Tbps) TIC cable system will significantly increase the existing bandwidth capacity into India, which is the 2nd fastest growing communications route in the world. This cable is expected to provide much needed diversity to telecom operators and enterprises which are dramatically increasing their presence in India. Full ownership by VSNL will also allow for new solutions and commercial paradigms to be offered.

Speaking at a press conference in Singapore to inaugurate the TIC cable, The Chairman of the Tata Group, Mr. Ratan N. Tata, said: “Several records have been achieved in completing this cable within a year of breaking ground. This cable, along with VSNL’s successful bid earlier this week for acquisition of the Tyco Global Network, would position VSNL as one of the world’s leading submarine cable bandwidth providers. We now intend to leverage the total capabilities of the Tata Group in the IT and telecom space to strengthen our leadership globally as we continue our tradition of innovation and value-based services.”

Mr. Tata added that the launch of Tata Indicom Cable will further strengthen Singapore’s position as an important IT and telecommunications hub in the Asia-Pacific region.

Also present at the launch was the Chairman of the Singapore Economic Development Board, Mr. Teo Ming Kian. Mr. Teo said: “We welcome VSNL’s launch of the Tata Indicom Cable. It will further strengthen the linkage between India and Singapore and add another reason for more companies to tap on Singapore as a bridge between India and the world. Already, there are some 1,400 Indian companies here who have found Singapore to be the appropriate launch-pad to the world and many more companies of other nationalities that find Singapore a convenient access point to India. This will certainly help strengthen Singapore’s role in India’s economic development.”

Infocomm Development Authority of Singapore was represented at the launch by its Chief Executive Officer, Mrs Tan Ching Yee. Mrs Tan said: “IDA welcomes and supports VSNL’s new cable landing in Singapore. This shows VSNL’s commitment to investing in new facilities that can further enhance Singapore’s role as a leading infocomm hub. The Tata Indicom Cable will help facilitate business between India and Singapore. Businesses in both countries will now have more choices in direct comms link.”

PRESS RELEASE

Commenting on the impact of this new cable to India, Frost & Sullivan Partner Mr. Manoj Menon said: “The rise of the BPO sector, profile ration of MNCs coupled with growth of the domestic economy, spells promising times ahead for the international bandwidth market for India, set to grow at a very healthy CAGR of 43% over the next five years.

TIC aids VSNL’s international expansion

VSNL set up the VSNL International Business Group, with its headquarters in Singapore, in April 2004 to extend its service capabilities and customer-facing activities in key markets outside India, including the U.S.A., UK, Europe and Asia. VSNL International intends to grow its staff and operations to more than eight offices and 100 employees by the end of 2005.

Executive Director of VSNL International Business Group Mr. Vinod Kumar said: “The TIC launch is perfectly timed to meet the growing need for bandwidth into and out of India. TIC also provides the much needed diversity to support the mission critical applications and decision support systems that our customers use.”

VSNL has procured capacity on other cable systems to enable the provision of end to end services to other markets. “TIC will be the cornerstone for our international expansion since it provides the most critical component in our effort to build-out true end-to-end service capability to key markets,” said Kumar.

Recent milestones for VSNL include:

•	November 2004: Acquiring Tyco Global Network of submarine telecom cables

•	September 2004: Completes 3,175-km, 5.12 terabits, Tata Indicom Cable system

•	June 2004: VSNL International Business Group sets up global headquarters in Singapore

•	April 2004: Becomes the first telecom service provider globally to achieve TL 9000 certification.

•	April 2004: Establishes VSNL International Business Group

•	March 2004: Acquires the narrowband and broadband businesses of Dishnet’s ISP division, a pioneer in Digital Subscriber Line (DSL) broadband access services in India.

•	February 2004: Announces a strategic partnership with Asia Netcom to enhance India’s connectivity to the Asia Pacific region.

•	November 2003: Commences work on Tata Indicom Cable system

PRESS RELEASE

About VSNL

Videsh Sanchar Nigam Limited (VSNL) is India’s leading provider of International Telecommunications and Internet Services and the first telecom service provider in the world to get the prestigious TL 9000 certification. As the country’s leader in International Long Distance services and with a strong pan-India National Long Distance presence, VSNL is the leader in the Corporate Data Market in the country today with a strong service offering covering IPLCs, ILLs, Frame relay, ATM and MPLS based IP-VPN services. With established relations with over 80 carriers across the globe, VSNL today has a strong infrastructure base that covers multiple gateways, earth stations and submarine cable systems.

VSNL is now rapidly growing its retail and corporate presence under the Tata Indicom brand through its products like high speed broadband, dial-up Internet, net telephony and calling cards, and has an internet subscriber base of over 750,000 subscribers. The Company also proposes to consolidate its presence in the Internet space by increasing its impetus on the Retail Broadband business.

VSNL also offers a host of other valued added services that include Television / Video uplinking, Program transmission services, Frame relay services and Inmarsat services.

VSNL is in the process of expanding its global presence and is setting up operations in Sri Lanka, Singapore, Europe and the United States of America. Its international connectivity capabilities, both undersea as well as satellite, offer the greatest diversity in India, which is critical for all customer segments, encompassing wholesale, corporate and retail. The company is augmenting its international connectivity by setting up a 3,175 km undersea cable between Chennai and Singapore with a designed capacity of 5.12 Terabits. VSNL is listed across all the major stock exchanges in India and also has its ADRs listed on the New York Stock Exchange. (<http://www.vsnl.com/> www.vsnl.com)

About Tata Indicom Cable (TIC)

The new 3,175 km wholly-owned private submarine cable is a point to point cable system connecting Chennai, India and Singapore. The state-of-the-art cable system has an initial capacity of 320 gigabits per second with the ability to scale up to its design capacity of 5.12 terabits per second. The cable utilizes Dense Wavelength Division Multiplexing technology with a design specification of 96 wavelengths of 10 gigabits per second on 8 fiber pairs.

The cable system is equipped with redundant equipment to provide span protection in case of wavelength failure. The cable route avoids the heavy traffic zones with heavy fishing activities thus improving the cable’s uptime and performance.

TIC has a flexible configuration with 4 branching units which allow the cable system to be further extended to other countries when required.

At Chennai, the cable landing station is owned and operated by VSNL. The station in housed in the same building as VSNL’s city Point of Presence (PoP). The PoP is connected to VSNL’s extensive national network connecting the TIC to more than 200 cities in India. The Singapore cable landing station is located at Changi. The cable capacity is backhauled to Global Switch which is a carrier neutral PoP located at Tai Seng Avenue.

TIC Specifications:

Landing Points :Chennai, India ;Changi, Singapore

City POP : Chennai, India

Global Switch, Tai Seng Avenue, Singapore

Cable Length 3,175 Km

No. of Fiber Pairs 8

System Capacity 5.12 Terabits per Second

Initial Capacity 320 Giga bits per second

Branching Units 4

# # #

Forward-looking and cautionary statements:

Certain words and statements in this release concerning VSNL and its prospects, and other statements relating to VSNL’s expected financial position, business strategy, the future development of VSNL’s operations and the general economy in

India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements of VSNL, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding VSNL’s present and future business strategies and the environment in which VSNL will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of VSNL’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in VSNL’s control, include, but are not limited to, those risk factors discussed in VSNL’s various filings with the United States Securities and Exchange Commission. These filings are available at http://www.sec.gov> www.sec.gov. These forward-looking statements speak only as of the date of this release. VSNL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in VSNL’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

For further details contact:

Dr. G. C. Banik, Chief General Manager (PR), Videsh Sanchar Nigam Limited, Tel: 91-22-5639 5153	Jeetender Jha/ Meenu Sood Vaishnavi Corporate Communications, Tel: 91-22-56568787